UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Videocon d2h Limited adopted a change in an accounting treatment

Videocon d2h Limited (the “Company”) has adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change will result in operating revenue being presented net of entertainment tax, effective from April 1, 2016 (the “New Method”). Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus operating revenue was presented without deduction of entertainment tax (the “Old Method”), and both operating revenue and operating expenses were higher under the Old Method than under the New Method. The Company reported its earnings for the quarter ended June 30, 2016 using the Old Method, resulting in higher revenue and higher operating expenses than would be applicable under the New Method. Under the New Method, for the quarter ended June 30, 2016 revenue from operations will now be INR 7,632.51 million and operating expenses INR 3,994.34 million, both INR 552.56 million lower than as presented under the Old Method. There is no change in Adjusted EBITDA, profit after tax or earnings per share from the amounts reported by the Company on Form 6-K on July 25, 2016 resulting from the adoption of the New Method. The Company notes that both the Old Method and the New Method are permitted under applicable accounting principles but has decided to adopt the New Method which is in line with industry practice in India.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 5, 2016

Videocon d2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman